SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            Penn Virginia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $6.25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707882106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 26, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                  -------------------------------
CUSIP No.      707882106                         Page 2 of 7 Pages
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Daniel S. Loeb
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           575,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       575,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         575,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                  -------------------------------
CUSIP No.      707882106                         Page 3 of 7 Pages
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Third Point Management Company L.L.C.               I.D. #13-3922602
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY           575,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                       575,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         575,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 9 relates to the common stock, par value $6.25 per share, of Penn Virginia Corporation, a Virginia corporation (the "Company"), and further amends the Schedule 13D filed by the Reporting Persons with respect to the Company on February 28, 2002 (together with amendments thereto prior to this Amendment No. 9, the "Schedule 13D"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. This Amendment No. 9 is being filed to report a change in beneficial ownership of in excess of 1% of the total outstanding Common Stock. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 9 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the
Schedule 13D.

Item 3. Source and Amount of Funds or Other
        Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Funds expended an aggregate of approximately $17,518,414.57 of their own investment capital to acquire the 575,000 shares of Common Stock held by them (the "Shares"). The Shares were acquired in open market purchases.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Primary Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The Reporting Persons did not expend any of their own investment capital in connection with the purchases and sales of Common Stock referenced in Schedule A attached hereto. The shares of Common Stock referenced in

Schedule A were purchased and sold by the Funds managed by the Reporting
Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 9, the Management Company beneficially owns 575,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of May 5, 2004, the Shares represented 6.3% of the total 9,115,144 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of the total outstanding Common Stock.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 575,000 shares of Common Stock held directly by the Funds.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the shares of Common Stock since May 20, 2004, the date of the most recent filing on
Schedule 13D.

All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

Except as set forth above, since May 20, 2004 there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 1, 2004                THIRD POINT MANAGEMENT
                                   COMPANY L.L.C.


                                   By:  /s/ Daniel S. Loeb
                                        ----------------------------------
                                        Name:   Daniel S. Loeb
                                        Title:  Managing Member




Dated: June 1, 2004                /s/ Daniel S. Loeb
                                   ---------------------------------------
                                   Daniel S. Loeb





             [SIGNATURE PAGE TO AMENDMENT NO. 9 TO SCHEDULE 13D WITH
                     RESPECT TO PENN VIRGINIA CORPORATION]

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)

--------------------------------------------------------------------------------
       Date        Shares Purchased     Shares Sold     Price Per Share
--------------------------------------------------------------------------------
    5/20/2004                             (7,000)          $62.7073
--------------------------------------------------------------------------------
    5/21/2004                             (2,900)          $62.6234
--------------------------------------------------------------------------------
    5/24/2004                            (10,500)           $62.667
--------------------------------------------------------------------------------
    5/25/2004                            (40,000)          $63.0549
--------------------------------------------------------------------------------
    5/26/2004                            (11,000)          $63.0477
--------------------------------------------------------------------------------
    5/27/2004                            (10,600)          $62.1043
--------------------------------------------------------------------------------
    5/28/2004                            (20,000)           $62.138
--------------------------------------------------------------------------------